53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
The entity requesting confidential treatment is:	London	Silicon Valley
	Los Angeles	Singapore
Kiniksa Pharmaceuticals, Ltd.	Madrid	Tokyo
Clarendon House	Milan	Washington, D.C.
2 Church Street
Hamilton HM11 Bermuda

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Kiniksa Pharmaceuticals, Ltd. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

May 2, 2018

VIA EDGAR AND HAND DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:                                         Suzanne Hayes, Assistant Director

Christine Westbrook

Ibolya Ignat

Sharon Blume

Re: Kiniksa Pharmaceuticals, Ltd. | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form S-1 (File No. 333-224488)

Dear Ms. Hayes:

On behalf of Kiniksa Pharmaceuticals, Ltd. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced

Registration Statement (the “Registration Statement”) to the Commission on February 27, 2018, resubmitted to the Commission on April 6, 2018, and subsequently filed the Registration Statement with the Commission on April 27, 2018. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated March 29, 2018. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

For the convenience of the Staff, we are providing to the Staff copies of this Letter by hand delivery. In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Estimated Preliminary IPO Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of its Class A common shares (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse share split. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Summary of Recent Option Grants and Common Share Valuation

As there has been no public market for the common shares of the Company to date, the estimated fair value of the Company’s common shares has been determined by our Board as of the date of each option grant, with input from management, considering third-party valuations of the common shares as well as our Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY KINIKSA PHARMACEUTICALS, LTD.

guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company’s common share valuations were prepared using the option-pricing method (“OPM”), which used a market approach to estimate the Company’s enterprise value. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common shares have value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or an IPO. The Company factored into the valuations the likelihood of which the Company would seek a strategic sale or an IPO based on the Company’s status as of each valuation date. A discount for lack of marketability of the common shares is then applied to arrive at an indication of value for the common shares.

In the prior six months, equity awards were granted as follows, which the Board determined to be the fair value per share of its common shares on that date:

Grant Date	Type of award	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Common Share on Grant Date
December 14, 2017	Options	303,000	$1.71	$1.71
March 1, 2018	Options	4,514,800	$3.79	$3.79

The Board’s determination of this fair value was based, in part, on the results of a third-party valuation of the Company’s common shares performed on December 14, 2017 (the “December 2017 Valuation”) and March 1, 2018 (the “March 2018 Valuation”).

December 14, 2017 Option Grants.  The Board determined that the fair value of the Company’s common shares was $1.71 per share as of December 14, 2017 based on input from management, the objective and subjective factors (disclosed on page 107 of the Registration Statement) that it believed were relevant and the results of a contemporaneous third-party valuation performed as of December 14, 2017.  The valuation also considered the likelihood of which the Company would seek an IPO based on the Company’s status, which was determined to be 40%.  The December 2017 Valuation then applied a discount for lack of marketability of 20% to arrive at an indication of value of the Company’s common shares and resulted in a valuation of the Company’s common shares of $1.71 per share.

March 1, 2018 Option Grants.  The Board determined that the fair value of the Company’s common shares was $3.79 per share as of March 1, 2018 based on input from management, the objective and subjective factors (disclosed on page 107 of the Registration Statement) that it believed were relevant , and the results of a contemporaneous third-party valuation performed as of March 1, 2018.  The March 2018 Valuation was prepared taking into account the sale of shares of the Company’s Series C preferred shares to new and existing investors on February 9, 2018 and February 22, 2018 at a price of $5.7254 per share for total consideration of $200.0 million. The March 2018 Valuation determined the Company’s equity value using an OPM backsolve approach that was based on the actual price paid for its Series C preferred shares in this contemporaneous, arm’s-length transaction with new and existing investors. The valuation considered the likelihood of which the Company would seek an IPO based on the Company’s status, which was determined to be 50%. The March 2018 Valuation then applied a discount for lack of marketability of 20% to arrive at an indication of value of the Company’s common shares and resulted in a valuation of the Company’s common shares of $3.79 per share.

Comparison of the Most Recent Valuation and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the offering was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters.  Prior to April 28, 2018, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range.   Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  the recent performance of U.S. initial public offerings of generally comparable companies;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  the Company’s financial position and prospects;

•                  an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common shares to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the March 2018 Valuation price and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•                  The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common shares, which considered other potential exit scenarios, which would have resulted in lower value of its common shares than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company's common stock in the March 2018 Valuation would have been $5.20 per share (before giving effect to any discount for lack of marketability).

•                  The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s Class A common shares has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common shares. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

•                  The Company’s preferred shares currently have substantial economic rights and preferences over its common shares. Upon the closing of an IPO, all outstanding preferred shares will convert into common shares, thus eliminating the superior economic rights and preferences of its preferred shares as compared to its common shares.

•                  The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•                  Input received from the Underwriters, including further discussions that took place during the week of April 27, 2018 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in late March and April 2018.

Furthermore, the Company also notes that it has made significant progress in its business from the time of the March 2018 Valuation through the determination of the Preliminary IPO Price Range. These developments include the following:

•                  As disclosed in the Registration Statement, the Company completed dosing in the single ascending intravenous and subcutaneous portions of its KPL-716 Phase 1a/1b clinical trial and has initiated a repeat single subcutaneous dose portion of the trial.

•                  As disclosed in the Registration Statement, the Company obtained positive preliminary clinical data from its open-label Phase 2 proof-of-concept clinical trial with rilonacept for the treatment of recurrent pericarditis.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its common shares used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Sanj K. Patel, Chief Executive Officer, Kiniksa Pharmaceuticals, Ltd., Clarendon House, 2 Church Street,

Hamltion HM11 Bermuda, telephone (781) 431-9100, before it permits any disclosure of the underlined and highlighted information contained in this Letter.

Please direct any questions or comments regarding this Letter or the Registration Statement to me at (212) 906-2916. Thank you for your assistance.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Sanj K. Patel, Kiniksa Pharmaceuticals, Ltd.

Thomas Beetham, Kiniksa Pharmaceuticals, Ltd.

Johan V. Brigham, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP